BANCO ITAU HOLDING FINANCEIRA S.A.

            INFORMATION ON THE RESULTS FOR THE THIRD QUARTER OF 2003


We are please to report to you the results of operations for and the significant events in the third quarter of 2003 of Banco Itau Holding Financeira S.A. (Itau Holding).

These achievements reflect the valuable support and the encouragement of our customers and shareholders, and the dedication of our employees and suppliers.

The Management Report and the complete Financial Statements will be published in the newspaper Gazeta Mercantil and the Official Journal of the State of Sao Paulo, on November 6, 2003, and are already available on the website www.itau.com.br.


1. Consolidated net income for the third quarter was R$ 807 million and annualized profitability reached 31.3% (R$ 2,298 million and 27.6% in January-September). Itau Holding paid or provided for taxes and contributions referring to the period January-September 2003 in the amount of R$ 2,810 million.

2. Consolidated shareholders' equity reached R$ 11,464 million, a 6.4% increase in the quarter (33.9% as compared to the same period in prior year) and capital basis reached R$ 17,889 million. Market capitalization of do Itau Holding reached R$ 25,691 million, the highest amongst Brazilian banks.

3. The efficiency ratio in the quarter reached 46.8% (44.1% in January-September), a quite significant improvement compared to the 49.6% in the third quarter of 2002, reflecting the organization-wide effort well structured and driven by people's commitment to control costs and increase revenue.

4. Consolidated assets totaled R$ 118,982 million, a 20.3% increase in the last 12 months. The loan portfolio grew 7.6% as compared to the same period in 2002, reaching R$ 42,699 million. Loan operations focused on small businesses and middle market increased 30.4% in the last 12 months. The loan portfolio managed by Itau-BBA reached R$ 9.645 million.

5. Total funds increased 28.3% over the same period in 2002, totaling R$ 172,321 million. Note the 39.5% increase in investment funds.

6. Total technical reserves of insurance, pension plans, and capitalization reached R$ 6,086 million, a 61.7% increase as compared to the same period in 2002. Premiums earned and results of pension plans and capitalization increased 17.1% as compared to September 2002.

7. Banco Itau Europa posted R$ 8.870 million in assets, R$ 804 million in shareholders' equity, and a net income of R$ 67 million for the year to date.

8. The Conglomerate employed 42,196 people at the end of the quarter. Staff fixed compensation plus charges and benefits in January-September totaled R$ 1,875 million, or R$ 44,000 per employee on average. Social benefits granted to employees and their dependants amounted to R$ 338 million. Itau Holding invested R$ 31 million in training programs.



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9.   The Itau Social Foundation projects, developed aiming the strategic social investment, have brought an important contribution, especially in the field of public elementary education. It is worth mentioning, in the quarter, the activities of the Programa de Educacao e Participacao (Education and Participation Program) and the continuity of the projects Melhoria da Educacao no Municipio (Improvement of Education in the City), Gestores de Aprendizagem (Learning Managers) and Escrevendo o Futuro (Writing the Future). The Voluntary School Award was granted in partnership with Radio Bandeirantes, and activities related to a broad Volunteer Program to be extended to all the employees of the conglomerate have begun. Total investments from January to September reach over R$ 11 million.

10. Democratization of access to culture has always been the guideline of the Itau Cultural Institute's work. In addition to various activities conducted at the Institute's headquarters in Sao Paulo and with other institutions in the country, it is worth mentioning, in the quarter, the programs carried out in association with TV Cultura, Rede Minas, TVE RS and Radio CBN, aimed at increasing the population's access to culture. A partnership was signed abroad with Canal 22 from Mexico, ensuring the exhibition of the series from Itau Cultural to all the Mexican territory and part of the United States.

11. Banco Itau Holding was elected by Euromoney magazine the best emerging markets' company, and Institutional Investor Sponsored Report magazine as the best financial institution in Brazil in corporate governance practices. Latin Finance magazine recognized Banco Itau Holding as the best Latin American bank. In terms of social work, we highlight the Valor Social award granted by Valor Economico newspaper for its Itau Social Program, highlighting the Writing the Future Program, in the category "Relationships with the Community". Banco Itau and Itau Seguros have once again ranked first among the most admired companies in their industries, according to a survey published by Carta Capital magazine.





Sao Paulo, November 3, 2003

Olavo Egydio Setubal
Chairman of the Board of Directors